SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35300016831

MATERIAL FACT

Second Regular Tariff Revision of Sabesp

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions of Article 157, Paragraph 4 of Law No. 6.404/76 and the provisions of CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, on January 19, 2018, the Regulatory Agency for Sanitation and Energy of the State of São Paulo – ARSESP (“Arsesp”), published Resolution nº 780, with the timeline for the final stages of Sabesp’s 2nd Regular Tariff Revision, as illustrated below.

ARSESP Resolution nº 780 – Timeline for the Final Stage of Sabesp’s Regular Tariff Revision
Stage	Description	Period
1	Publication of the Technical Note with the methodology proposal	January 16th, 2018
2	Public Consultation and Public Hearing on the methodology proposal	From January 17th to February 5th, 2018
3	Request of additional data on Sabesp's Business Plan	By January 31st, 2018
4	Submission, by Sabesp, of additional data on its Business Plan	By February 19th, 2018
5	Publication of the methodology's detailed report and final technical note	By February 27th, 2018
6	Analysis of Sabep's data and preparation of the preliminary technical note for the calculation of the Final P0	By March 22nd, 2018
7	Public Consultation and Public Hearing on the Final P0 proposal	From March 23rd to April 13th, 2018
8	Analysis of received contributions and publication of detailed report on the Final P0 proposal	By May 9th, 2018
9	Publication of the 2nd OTR final results: Final Technical Note and Resolution with the tariff table	By May 10th, 2018

The Final Maximum Average Tariff (Final P0) will be disclosed by May 10th, 2018, and applied pursuant to Article 39 of Law 11,445/2007.

Differences in revenues resulting from the amounts authorized on October 10th, 2017 (Preliminary P0) and the tariff amounts that will be calculated in the final stage of the 2nd Regular Tariff Revision (Final P0) will be duly compensated and applied to the tariffs of public water supply and sewage services.

Additionally, Arsesp published the Notice of Public Hearing nº 01/2018 referring to Stage 2 of the Timeline, to be held on January 29th, 2018, from 2:00 p.m. to 5:00 p.m. (GMT-3) at the “André Franco Montoro” auditorium located at Pátio do Colégio, 184 – Centro – São Paulo – SP – Ground Floor.

The full versions of the Resolution nº 780, Notice of Public Hearing, and other information referring to them, are available at Arsesp’s website and headquarters which are located at Av. Paulista, 2313, 4th Floor, CEP 01311-300 – São Paulo – SP.

The full versions of the Resolution and Notice of Public Hearing are also available at Sabesp’s Investor Relations website.

São Paulo, January 19, 2018.

Edison Airoldi

Technology, Enterprises and Environment Officer

Acting for the Economic and Financial Office and the Investor Relations Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 20, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.